3Q 2025 Results

LATAM reports US$1,150 million in third quarter adjusted EBITDAR, reflecting sustained performance and disciplined execution

Santiago, Chile, November 14, 2025 – LATAM Airlines Group S.A. (NYSE: LTM; SSE: LTM) announced today its consolidated financial results for the third quarter ending September 30, 2025. References to "LATAM", "LATAM Airlines Group", the “Company” or the "parent company" pertain to LATAM Airlines Group S.A., and references to “LATAM group,” “we,” “us,” “our,” or the “group” refer to LATAM Airlines Group S.A. and its consolidated affiliates, both passenger and cargo affiliates. LATAM prepares its financial statements under IFRS as issued by the IASB, however, for ease of presentation and comparison, the Income Statement in this report is presented in an adapted US Format. On some occasions, adjustments to these Income Statement figures are made for Special Items. A table reconciling the figures adjusted for Special Items to their as-reported IFRS figures can be found at the end of the report. All figures in this report are expressed in U.S. dollars. Percentages and certain U.S. dollar, Chilean peso and Brazilian real amounts contained in this report have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding. The Brazilian real / U.S. dollar average exchange rate for the quarter was BRL 5.45 per USD (compared to BRL 5.55 per USD in 3Q 2024).

HIGHLIGHTS

Key Financial Results and Indicators	3Q25	3Q24	Var.
Total Revenues (US$ million)	3,856	3,287	+17.3%
Adjusted EBITDAR (US$ million)	1,150	828	+38.9%
Adjusted EBITDAR Margin	29.8%	25.2%	+4.6pp
Adjusted Operating Income (US$ million)	698	460	+51.6%
Adjusted Operating Margin	18.1%	14.0%	+4.1pp
Net Income attributable to owners of the parent company (US$ million)	379	301	+25.8%
Net Income Margin	9.8%	9.2%	+0.7pp
Passenger RASK (US$ cents)	7.6	7.0	+8.4%
Adjusted Passenger CASK ex-fuel (US$ cents)	4.4	4.0	+11.6%

•LATAM group expanded consolidated capacity by 9.3% year-over-year and maintained a solid load factor of 85.4%, up 0.5pp from the same quarter of 2024. The increase was mainly driven by growth momentum in LATAM Airlines Brazil’s domestic operations, where six new routes were launched, and by strong performance across international markets, reaffirming LATAM scale as a global full service air carrier group.

•Adjusted operating cash flow reached US$859 million during the quarter, underscoring the Company's continued focus on cash generation. As a result, the cash position increased by US$380 million in the period, when excluding the US$433 million allocated to the second share repurchase program. This led to a quarter-end liquidity of US$3.6 billion, equivalent to 25.8% of last twelve months’ revenues, and adjusted net leverage of 1.5x, reflecting a solid balance sheet and continued financial discipline.

•The Company reached US$1.0 billion in year-to-date net income attributable to owners of the parent company, reinforcing its solid top-to bottom line performance.

•At the Extraordinary Shareholders’ Meeting held on October 17, 2025, shareholders approved the cancellation of 30,221,893,878 outstanding shares held in Treasury. As a result, LATAM now has 574,215,983,709 shares outstanding.

•During the quarter, LATAM group was recognized across both its passenger and cargo affiliates for its industry-leading performance and customer experience. The group received the “Five-Star Global Airline” distinction from the APEX 2026 ranking — the highest honor based entirely on traveler feedback — marking the fourth consecutive year it achieves this recognition. At the same time, LATAM Cargo Group was named “Air Cargo Airline of the Year 2025” by Air Cargo News, becoming the only South American airline to win in any category, further underscoring the group’s excellence across all segments of the business.

•Based on year-to-date performance and current visibility, LATAM has updated its full-year 2025 guidance, with upward revisions to key financial metrics including adjusted EBITDAR from US$3.65-US$3.85 billion to US$4.00-US$4.10 billion.

3Q 2025 Results

MANAGEMENT COMMENTS - THIRD QUARTER 2025

LATAM delivered its fourth consecutive quarter of year-over-year margin expansion in the third quarter of 2025, extending a performance trend that began well before the macroeconomic environment stabilized. This consistency validates what LATAM has been demonstrating throughout these years: the company's results are structurally sound, not cyclically driven. Cost efficiency remains a non-negotiable element of LATAM group's strategy.

There was a strong performance across markets during the quarter, driven by LATAM group's differentiated value proposition and a strategic approach towards capacity. LATAM Airlines Brazil remained an important contributor in the domestic market with PRASK up 14%, even as it expanded into six new routes. In the Spanish-speaking countries, LATAM group affiliates delivered strong results with PRASK up 18%, supported by the group's unmatched quality of service and connectivity. The affiliates based in Chile, Ecuador and Peru maintained solid dynamics, while LATAM Airlines Colombia was experiencing a more stable capacity environment. International operations continued to deliver stable unit revenues as LATAM group affiliates continued to strategically increase their respective market shares on key regional routes. This performance with unit revenues growing even as LATAM group affiliates added capacity demonstrates that customers are actively choosing LATAM group for its superior product, operational reliability, and network reach.

A key driver of LATAM's unit revenue performance is the group's continued strength in the premium segment, with premium revenue up over 15% year-over-year. The group continues to invest in the premium product to reinforce the differentiated value proposition and elevate the customer journey. In this context, the group will introduce a redesigned onboard experience for its premium cabins in 4Q25, further enhancing comfort and service standards. Through this new concept, LATAM invites its customers to continue enjoying an elevated travel experience across its network. This commitment is also reflected in upcoming initiatives such as introduction of the Premium Comfort cabin in 2027 and the inauguration of the Lima LATAM Signature Lounge illustrate this strategy, particularly as Lima consolidates its role as a key connecting hub for premium traffic across the region.

Another important announcement this quarter was LATAM Airlines Group's agreement with Embraer to acquire up to 74 E195-E2 aircraft—24 firm orders and 50 purchase options—with deliveries beginning in the fourth quarter of 2026. This new fleet is part of a long-term plan to expand connectivity for the group's affiliates in underserved regional markets with growth potential. The E195-E2 brings greater efficiency and enhanced operational flexibility, supporting controlled expansion and network optimization. Deliveries are scheduled to start with LATAM Airlines Brazil and potentially later with other LATAM group affiliates.

“These results reflect the solid value proposition that LATAM group delivers to its customers, as well as its financial strength and discipline in cost management,” said Ricardo Bottas, CFO of LATAM Airlines Group. "As LATAM looks towards next year, it maintains a focus on reaching a capacity growth goal in the high single digits and maintaining stable margins, while preserving operational discipline and customer value.”

MANAGEMENT DISCUSSION AND ANALYSIS OF THIRD QUARTER 2025 RESULTS

Total operating revenues amounted to US$3,856 million in the third quarter, an increase of 17.3% compared to the same period of 2024, explained by a 18.5% increase in passenger revenues and a 6.3% increase in cargo revenues. For the third quarter of 2025, passenger and cargo revenues accounted for 88.0% and 10.5% of total operating revenues, respectively.

•Passenger revenues amounted to US$3,394 million in the third quarter, increasing 18.5% versus the same period of 2024. Even with a 9.3% capacity increase during the quarter, measured in ASKs, passenger unit revenue (PRASK) increased solidly by 8.4%, reaching US$7.6 cents.

•Cargo revenues amounted to US$404 million in the third quarter, increasing 6.3% versus the same period of 2024. Increasing unit revenue and capacity contributed to the additional revenue generated. Cargo capacity, measured in ATK, grew by 4.4%, while unit revenue, measured in RATK, grew by 1.8%.

3Q 2025 Results

•Other income amounted to US$57 million in the third quarter, an increase of US$15 million compared to the same period of 2024, which can be partly attributed to the increase in sales of ancillary services related to the LATAM Travel business.

Total adjusted operating expenses reached US$3,159 million during the quarter, increasing 11.7% versus 3Q24. This increase was primarily driven by an 9.3% increase in passenger operations, partially offset by a 11.4% reduction in average jet fuel prices (including hedges).

The changes in adjusted operating expenses during the quarter were mainly explained by:

•Wages and benefits rose 14.3% year-over-year, primarily due to capacity expansion during the quarter, with ASKs growing 9.3% and cargo ATKs growing 4.4%. To support this expansion, the Company increased average headcount by 2,479 employees compared with the same quarter of 2024.

•Aircraft fuel costs decreased 4.7% versus the same period of 2024, driven by a 11.4% decrease in the average jet fuel price (including hedges) and partially offset by a 7.6% increase in fuel consumption associated with the expansion of operations.

•Commissions to agents increased 13.3% compared to 3Q24, in line with higher passenger revenues.

•Depreciation and amortization increased 23.0% versus 3Q24, primarily due to a higher average number of aircraft in the fleet. During the third quarter of 2025, LATAM group operated an average of 362 aircraft, up from 342 aircraft in the same period last year. The increase also reflects the incorporation of newer and higher-value aircraft as part of the fleet renewal strategy.

•Other rental and landing fees increased 37.9% year-over-year, mainly due to higher operational activity and the reversal of a provision recorded in the third quarter of 2024. Excluding this effect, this line remained broadly stable quarter-over-quarter.

•Passenger services expenses rose 21.4% versus the same period of 2024, driven by growth in international passenger traffic.

•Maintenance expenses totaled US$234 million, corresponding to a 2.6% increase versus 3Q24. While operations increased during the quarter, the year-over-year comparison was impacted by non-recurring redelivery costs recorded in 3Q24 associated with the redelivery of certain aircraft, resulting in a higher base of comparison.
•Other operating expenses increased 25.3% compared to 3Q24 and amounted to US$414 million. This increase in expenses was mainly driven by higher crew-related variable costs, increased advertising and marketing costs, and also impacted by the increase in civil claims related to the Brazilian operation.

•Other gains and losses totaled US$2 million loss for the third quarter, explained by labor contingencies in Argentina.

Non-operating results

•Interest income amounted to US$40 million in the quarter, with a decrease of US$6 million. The decline was explained by lower interest rates following the U.S. Federal Reserve's rate cuts, while the average cash balance remained at similar levels compared to the same period of last year.

•Interest expense increased 31.9% versus 3Q24, to US$257 million during the quarter, impacted by a US$105 million one-time, non-operating income statement effect related to the liability management exercise completed in July and the full redemption of the 2029 Notes. This impact was partially offset by the savings of US$44 million , which are part of an estimated annual run-rate benefit of approximately US$151 million from the 2024-2025 liability management.

3Q 2025 Results

•Foreign exchange gains and losses amounted to US$21 million in losses in the third quarter of 2025, driven by the appreciation of the Brazilian Real compared to June 30, 2025. This line reflects the net balance sheet effect of holding a strong U.S. Dollar-denominated asset position, larger than its liabilities, in its Brazilian affiliate. As of September 30, 2025, LATAM held approximately US$646 million in cash and cash equivalents in Brazil, mostly denominated in U.S. Dollars. As such, when local currencies depreciate, the net value of these assets increases, resulting in a non-operational gain in the Income Statement. Conversely, currency appreciation leads to a loss. It is worth mentioning that this is a non-cash effect in the Income Statement and Balance Sheet.

•Result of indexation units amounted to US$1.1 million in the quarter, a decrease compared to the same period of 2024 mainly due to lower inflation rates (CPI) compared to the same period of 2024, as well as a reduced hyperinflation adjustment linked to lower labor contingency expenses in Argentina.

•Net income attributable to the owners of the parent company during the quarter amounted to US$379 million, an increase of 25.8%. Net income attributable to owners of the parent company serves as the basis for calculating dividend distributions.

3Q 2025 Results

LIQUIDITY AND FINANCING

LATAM Airlines Group ended the period with cash and cash equivalents of US$2,016 million (+3.0% vs December 31, 2024). Year-to date, LATAM has generated more than US$930 million in cash, prior to share repurchases for a total amount of US$585 million and separately, dividend payments that amounted to US$293 million. Additionally, LATAM has US$1,575 million in available and fully undrawn revolving credit facilities (“RCF”). Liquidity as a percentage of revenues of last twelve months stood at 25.8%.

LATAM has a financial debt of US$4.3 billion and lease liabilities of US$3.3 billion, resulting in a total accounting debt of US$7.6 billion and net debt of US$5.6 billion. At the end of the period, LATAM's adjusted net leverage stood at 1.5x.

Debt Composition	Nominal Debt (million)	Accounting Debt (million)	Interest Rate	Maturity
2030 Senior Secured Notes	US$1,400	US$1,424	7.875%	2030
2031 Senior Secured Notes	US$800	US$798	7.625%	2031
Spare Engine Facility	US$275	US$276	Term SOFR 3M + 2.1%	2028
UF Bond	US$157	US$160	UF + 2.0%	2042
Fleet Financial Debt	US$1,609	US$1,609	5.56%	—
Total Financial Debt	US$4,241	US$4,267	6.72%	—
Lease Liabilities	US$3,338	US$3,338	8.96%	—
Total Debt	US$7,579	US$7,605	7.71%	—

MARKET RISKS MANAGEMENT

LATAM’s fuel hedging policy has the main objective of protecting against medium-term liquidity risk from fuel price increases, while benefiting from fuel price reductions. Accordingly, LATAM hedges a portion of its estimated fuel consumption. Hedge positions per quarter for the next 12 months, as of November 14, 2025, are shown in the table below:

Fuel hedging	4Q25	1Q26	2Q26	3Q26
Hedge positions
Estimated Fuel consumption hedged	47%	33%	30%	20%

On the other hand, LATAM’s foreign exchange risk mainly comes from operations in currencies other than its functional currency, the US dollar. The largest operational cash flow exposure comes from the concentration of businesses in Brazil by LATAM Airlines Brazil, which are mostly denominated in Brazilian real. To a lesser degree, LATAM is also exposed to other currencies like the Euro, British pound, and several Latin American currencies. BRL cash flow hedge positions per quarter for the next months, as of November 14, 2025, are shown in the table below:

FX hedging (BRL)	4Q25	1Q26	2Q26	3Q26
Hedge positions
Estimated cash flow mismatch hedged	36%	42%	15%	0%

3Q 2025 Results

LATAM FLEET PLAN

LATAM group’s fleet consists of 284 Airbus narrow-body aircraft, 3 Airbus wide-body aircraft under short-term leases, 56 Boeing wide-body aircraft and 20 Boeing cargo freighters, totaling 363 aircraft. During the third quarter, the group received 4 A320Neo. During the fourth quarter, the group expects to receive seven narrow-body aircraft and one wide-body aircraft.

As of the date of publication, LATAM group has fleet commitment agreements with Airbus, Boeing, and Embraer for new aircraft. Additionally, the group has signed several contracts with lessors to receive narrow-body aircraft and Boeing wide-body aircraft in the coming years, as detailed below:

Fleet Plan	3Q25	Projected as of the end of each year
		2025	2026	2027
Passenger Aircraft
Narrow Body
Airbus Ceo Family	223	223	223	210
Airbus Neo Family	61	68	94	109
Embraer E2 Family			12	24
Total NB	284	291	329	343

Wide Body
Boeing 787	37	38	41	41
Other	22	22	21	19
Total WB	59	60	62	60

TOTAL	343	351	391	403

Cargo Aircraft
Boeing 767-300F	20	20	19	19
TOTAL	20	20	19	19

TOTAL FLEET (end of the period)	363	371	410	422

AVERAGE FLEET	362	358	388	419

Note: This fleet plan considers LATAM group's best estimates for committed arrivals, current decisions regarding aircraft sales, retirements and lease extensions. In the Financial Statements, Note 13 describes the aircraft that are currently held for sale.

3Q 2025 Results

2025 GUIDANCE

Updated guidance for the full year 2025 issued on    November 14, 2025, as detailed below:

Indicator	Guidance	2025E (July28th)			Updated 2025E (November 14th)

Operating Indicators	Total ASK Growth vs 2024	8.5	% -	9.5%	8.0	% -	8.5%
	Domestic Brazil ASK Growth vs 2024	9.5	% -	10.5%	10.0	% -	10.5%
	Domestic Spanish Speaking Countries ASK Growth vs 2024	1.0	% -	2.0%	(0.5)	% -	0.0%
	International ASK Growth vs 2024	10.0	% -	11.0%	10.0	% -	10.5%
	Total ATK Growth vs 2024	2.5	% -	3.5%	3.5	% -	4.0%

Financial Indicators	Revenues (US$ billion)	14.0 -		14.2	14.4 -		14.5
	Adjusted CASK ex fuel[1] (US$ cents)	4.65 -		4.75	4.85 -		4.90
	Adjusted Passenger CASK ex fuel[1] (US$ cents)	4.25 -		4.35	4.35 -		4.40
	Adjusted Operating Income[2] (US$ billion)	2.00 -		2.15	2.30 -		2.40
	Adjusted Operating Margin[2]	14.0	% -	15.0%	16.0	% -	16.5%
	Adjusted EBITDAR[2] (US$ billion)	3.65 -		3.85	4.00 -		4.10
	Adjusted EBITDAR Margin[2]	26.0	% -	27.0%	28.0	% -	28.5%
	Adjusted Levered Free Cash Flow[3] (US$ billion)	>1.3			>1.5
	Liquidity[4] (US$ billion)	>4.0			>4.0
	Total Net Debt[5] (US$ billion)	<5.4			<5.5
	Total Net Debt/Adjusted EBITDAR (x)	≤1.5x			≤1.4x

	Assumptions
	Average exchange rate (BRL/USD)	5.7			5.6
	Jet fuel price[6] (US$/bbl)	90			90
1) Adjusted CASK ex-fuel includes adjustments to add back the effect of other gains and losses and employee compensations associated with the Corporate Incentive Plan. Adjusted Passenger CASK ex fuel is further adjusted to exclude cargo costs associated with belly and freighter operations.
2) Adjusted Operating Income excludes other gains and losses and employee compensations associated with the Corporate Incentive Plan. Adjusted EBITDAR is further adjusted to exclude foreign exchange gains and results of indexation units
3) Adjusted Levered Free Cash Flow calculated as the sum of net cash (outflow) inflow from operating and investing activities, adding payments from lease liabilities (amortization and interest) and financing predelivery payments, excluding amounts raised from the sale of property, plant and equipment, adding aircraft and non-aircraft financing interest.
4) Liquidity is defined as Cash and Cash Equivalents and undrawn, committed revolving credit facilities. No additional dividends or share repurchases are assumed during the fourth quarter 2025.
5) Total Net Debt includes operating lease liabilities, financial leases and other financial debt, and net of Cash and Cash Equivalents. No additional dividends or share repurchases are assumed during the fourth quarter 2025.
6) The jet fuel price projection does not include into-wing cost.
Note on forward-looking assumptions, outlooks and expectations are not facts but rather a good faith estimate of reality based on selected information believed to be reasonable. However, reality may differ from assumptions, outlooks and expectations. This report also contains forward-looking statements. Such statements may contain words such as “could,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM's current plans, estimates and projections and, therefore, you should not place undue reliance on such statements or the estimates arising from them. Forward-looking statements involve known and unknown inherent risks, uncertainties and other factors, many of which are beyond LATAM's control and are difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. The financial information contained herein does not constitute or replace in any way the submission of the corresponding financial statements of the Commission for the Financial Market (CMF) and the market, in terms of their content requirements, applicable procedures and deadlines of submission corresponding to the CMF in accordance with current regulations. These factors and uncertainties include in particular those described in documents we have filed with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update any of them, whether as a result of new information, future events or any other factor. Our results may not be indicative of future performance, which remains subject to a number of uncertainties, including the risks disclosed in our annual report on Form 20-F, which was filed on March 13, 2025, and especially the risks and uncertainties associated with global developments, including the conflicts in the Middle East, the more recent country-specific tariffs imposed by the U.S. Commerce Department for goods imported in the United States and the retaliatory measures imposed in response by certain countries, and its impact on the currency exchanges, the worldwide supply chain and the availability of inventory and the prices of goods in general in commerce. In addition, as disclosed in our annual report on Form 20-F, our business is seasonal and our passenger revenues are generally higher in the first and fourth quarters of each year, during the southern hemisphere’s spring and summer. Finally, demand for air travel and cargo services is influenced by a number of factors beyond our control, including global, regional and national political and socioeconomic developments as well as changes in our competitive landscape, all of which could have a material impact on our ability to achieve the guidance disclosed herein.

3Q 2025 Results

FINANCIAL STATEMENTS PUBLICATION AND CONFERENCE CALL

LATAM Airlines Group S.A. filed its financial statements for the period ended September 30, 2025 with the Comisión para el Mercado Financiero (CMF) of Chile on November 14, 2025. These financial statements are available in Spanish and English at http://www.ir.latam.com For further inquiries, please contact the Investor Relations team at InvestorRelations@latam.com.

The Company will hold a conference call to discuss the third quarter 2025 financial results on November 17, 2025, at 8:00 am ET / 10:00 am Santiago.

Webcast Link: Click here
Participant Call Link: Click here

About LATAM Airlines Group S.A.:

LATAM Airlines Group S.A. and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to / from Europe, the United States, Oceania, Africa and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321Neo, A320, A320Neo, and A319 aircraft. Additionally, the Airbus 330, operated under short-term leases, is also part of the current operations.

LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliates's aircraft, they have a fleet of 20 freighters. They operate on the LATAM group network as well as international routes that are exclusively operated by freighters. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.

For LATAM press inquiries, please write to comunicaciones.externas@latam.com. Additional financial information is available at ir.latam.com.

3Q 2025 Results

LATAM Airlines Group S.A.
Consolidated Operational Statistics

	For the three month period ended September 30,			For the nine month period ended September 30,
	2025	2024	% Change	2025	2024	% Change

System
Costs per ASK (US$ cents)	7.1	7.0	1.6%	7.0	7.3	(4.2%)
Adjusted Costs per ASK (US$ cents)	7.1	6.9	2.2%	7.0	7.2	(3.2%)
Costs per ASK ex fuel (US$ cents)	4.9	4.5	9.6%	4.8	4.7	1.1%
Adjusted Costs per ASK ex fuel (US$ cents)	4.9	4.4	10.7%	4.8	4.6	2.8%
Adjusted Passenger CASK ex fuel (US$ cents)	4.4	4.0	11.6%	4.3	4.1	3.4%
Fuel Gallons Consumed (millions)	373	347	7.6%	1,068	1,003	6.4%
Fuel Gallons Consumed per 1,000 ASKs	8.4	8.5	(1.6%)	8.4	8.6	(1.7%)
Fuel Price (with hedge) (US$ per gallon)	2.61	2.95	(11.4%)	2.66	3.03	(12.3%)
Fuel Price (without hedge) (US$ per gallon)	2.61	2.89	(9.8%)	2.64	3.03	(13.0%)
Average Trip Length (km)	1.661	1.636	1.6%	1.653	1.621	2.0%
Total Number of Employees (average)	40,263	37,767	6.6%	39,507	36,960	6.9%
Total Number of Employees (end of the period)	40,544	38,065	6.5%	40,544	38,065	6.5%

Passenger
ASKs (millions)	44,517	40,711	9.3%	126,637	116,909	8.3%
RPKs (millions)	38,039	34,570	10.0%	106,525	98,056	8.6%
Passengers Transported (thousands)	22,901	21,137	8.3%	64,462	60,507	6.5%
Load Factor (based on ASKs) %	85.4%	84.9%	0.5pp	84.1%	83.9%	0.2pp
Yield based on RPKs (US$ cents)	8.9	8.3	7.7%	8.6	8.5	0.8%
Revenues per ASK (US$ cents)	7.6	7.0	8.4%	7.2	7.2	1.1%

Cargo
ATKs (millions)	2,106	2,018	4.4%	6,175	5,924	4.2%
RTKs (millions)	1,101	1,072	2.7%	3,277	3,132	4.6%
Tons Transported (thousands)	246	246	3.4%	745	728	3.7%
Load Factor (based on ATKs) %	52.3%	53.1%	(0.8)p.p	53.1%	52.9%	0.2pp
Yield based on RTKs (US$ cents)	36.7	35.5	3.5%	37.5	36.1	3.9%
Revenues per ATK (US$ cents)	19.2	18.9	1.8%	19.9	19.1	4.3%

Note: Adjusted figures include adjustments to add back the effect of other gains and losses, variable Aircraft Rental expenses (non-cash P&L effect) and employee compensation associated with the Corporate Incentive Plan. Adjusted Passenger CASK ex fuel also excludes cargo costs associated with belly and freighter operations.

3Q 2025 Results

LATAM Airlines Group S.A.
Consolidated Financial Results for the Third Quarter 2025 (in thousands of US Dollars)

	For the three month period ended September 30,
	2025	Adjustments	2025 Adjusted	2024 Adjusted	% Change
REVENUE
Passenger	3,394,451	—	3,394,451	2,864,715	18.5%
Cargo	404,496	—	404,496	380,507	6.3%
Other Income	57,352	—	57,352	42,060	36.4%
TOTAL OPERATING REVENUE	3,856,299	—	3,856,299	3,287,282	17.3%
EXPENSES
Wages and Benefits	(484,673)	6,630	(478,043)	(418,065)	14.3%
Aircraft Fuel	(975,560)	—	(975,560)	(1,023,159)	(4.7%)
Commissions to Agents	(68,891)	—	(68,891)	(60,818)	13.3%
Depreciation and Amortization	(451,876)	—	(451,876)	(367,426)	23.0%
Other Rental and Landing Fees	(435,598)	—	(435,598)	(315,905)	37.9%
Passenger Services	(100,743)	—	(100,743)	(83,013)	21.4%
Aircraft Maintenance	(234,153)	—	(234,153)	(228,257)	2.6%
Other Operating Expenses	(413,654)	—	(413,654)	(330,213)	25.3%
Other gains/(losses)	(2,004)	2,004	—	—	n.m
TOTAL OPERATING EXPENSES	(3,167,152)	8,634	(3,158,518)	(2,826,856)	11.7%
OPERATING INCOME/(LOSS)	689,147	8,634	697,781	460,426	51.6%
Operating Margin	17.9%	0.2pp	18.1%	14.0%	4.1pp
Interest Income	40,324	—	40,324	46,170	(12.7%)
Interest Expense	(256,915)	—	(256,915)	(194,731)	31.9%
Foreign exchange gains	(20,547)	20,547	—	—	n.m
Result of indexation units	(1,056)	1,056	—	—	n.m
INCOME/(LOSS) BEFORE TAXES	450,953	30,237	481,190	311,865	54.3%
Income Taxes	(70,054)	—	(70,054)	27,949	n.m
NET INCOME/(LOSS)	380,899	30,237	411,136	339,814	21.0%
Attributable to:
Owners of the parent company	378,838	30,237	409,075	338,509	20.8%
Non-controlling interest	2,061	—	2,061	1,305	57.9%
NET INCOME/(LOSS) attributable to the owners of the parent company	378,838	30,237	409,075	338,509	20.8%
Net Margin attributable to the owners of the parent company	9.8%	0.8pp	10.6%	10.3%	0.3pp
Effective Tax Rate	(15.5%)	1.0pp	(14.6%)	9.0%	-23.5pp
Financial Metrics for the Third Quarter 2025 (in thousands of US Dollars)
	For the three month period ended September 30,
	2025		2024		Change (%)
Adjusted EBITDAR	1,149,657		827,852		38.9%
Adjusted EBITDAR Margin	29.8%		25.2%		4.6pp

Note: Adjustments include adjustments to add back the effect of other gains and losses, variable Aircraft Rental expenses (non-cash P&L effect), employee compensation associated with the Corporate Incentive Plan, foreign exchange gains and results of indexation units.

3Q 2025 Results

LATAM Airlines Group S.A.
Consolidated Financial Results for the nine-month period ended September (in thousands of US Dollars)

	For the nine month period ended September 30,
	2025	Adjustments	2025 Adjusted	2024 Adjusted	Var. %
REVENUE
Passenger	9,161,653	—	9,161,653	8,365,830	9.5%
Cargo	1,228,727	—	1,228,727	1,129,871	8.7%
Other Income	155,562	—	155,562	142,831	8.9%
TOTAL OPERATING REVENUE	10,545,942	—	10,545,942	9,638,532	9.4%
EXPENSES
Wages and Benefits	(1,386,412)	31,372	(1,355,040)	(1,226,910)	10.4%
Aircraft Fuel	(2,836,326)	—	(2,836,326)	(3,039,985)	(6.7%)
Commissions to Agents	(179,446)	—	(179,446)	(176,600)	1.6%
Depreciation and Amortization	(1,268,030)	—	(1,268,030)	(1,045,036)	21.3%
Other Rental and Landing Fees	(1,227,058)	—	(1,227,058)	(1,107,087)	10.8%
Passenger Services	(270,728)	—	(270,728)	(237,312)	14.1%
Aircraft Maintenance	(598,139)	—	(598,139)	(582,399)	2.7%
Other Operating Expenses	(1,117,357)	—	(1,117,357)	(1,026,276)	8.9%
Other gains/(losses)	16,579	(16,579)	—	—	n.m
TOTAL OPERATING EXPENSES	(8,866,917)	14,793	(8,852,124)	(8,441,605)	4.9%
OPERATING INCOME/(LOSS)	1,679,025	14,793	1,693,818	1,196,927	41.5%
Operating Margin	15.9%	0.1pp	16.1%	12.4%	3.6pp
Interest Income	100,357	—	100,357	108,701	(7.7%)
Interest Expense	(563,964)	—	(563,964)	(575,562)	(2.0%)
Foreign exchange gains	(146,595)	146,595	—	—	n.m
Result of indexation units	(346)	346	—	—	n.m
INCOME/(LOSS) BEFORE TAXES	1,068,477	161,734	1,230,211	730,066	68.5%
Income Taxes	(89,140)	—	(89,140)	1,920	n.m
NET INCOME/(LOSS)	979,337	161,734	1,141,071	731,986	55.9%
Attributable to:
Owners of the parent company	975,695	161,734	1,137,429	729,262	56.0%
Non-controlling interest	3,642	—	3,642	2,724	33.7%
NET INCOME/(LOSS) attributable to the owners of the parent company	975,695	161,734	1,137,429	729,262	56.0%
Net Margin attributable to the owners of the parent company	9.3%	1.5pp	10.8%	7.6%	3.2pp
Effective Tax Rate	(8.3%)	1.1pp	(7.2%)	0.3%	(7.5pp)
Financial Metrics for the nine-month period ended September (in thousands of US Dollars)
	For the nine month period ended September 30,
	2025		2024		Change (%)
Adjusted EBITDAR	2,961,848		2,241,963		32.1%
Adjusted EBITDAR Margin	28.1%		23.3%		4.8pp

Note: Adjustments include adjustments to add back the effect of other gains and losses, variable Aircraft Rental expenses (non-cash P&L effect), employee compensation associated with the Corporate Incentive Plan, foreign exchange gains and results of indexation units.

3Q 2025 Results

LATAM Airlines Group S.A.
Consolidated Balance Sheet (in thousands of US Dollars)

	As of September 30,	As of December 31,
	2025	2024

Assets
Cash and cash equivalents	2,016,021	1,957,788
Other financial assets	92,761	67,295
Other non-financial assets	253,495	203,661
Trade and other accounts receivable	1,479,332	1,163,707
Accounts receivable from related entities	8	25
Inventories	451,357	438,530
Current tax assets	132,498	40,275
Total current assets other than non-current assets (or disposal groups) classified as held for sale	4,425,472	3,871,281

Non-current assets (or disposal groups) classified as held for sale	12,312	29,138

Total current assets	4,437,784	3,900,419

Other financial assets	58,606	53,772
Other non-financial assets	94,742	89,416
Accounts receivable	13,290	12,342
Intangible assets other than goodwill	1,135,964	1,000,170
Property, plant and equipment	11,239,269	10,186,697
Deferred tax assets	5,581	10,549
Total non-current assets	12,547,452	11,352,946
Total assets	16,985,236	15,253,365

Liabilities and shareholders' equity
Other financial liabilities	788,104	635,213
Trade and other accounts payables	2,562,842	2,133,572
Accounts payable to related entities	7,232	12,875
Other provisions	5,064	14,221
Current tax liabilities	80,071	6,281
Other non-financial liabilities	3,909,792	3,488,680
Total current liabilities	7,353,105	6,290,842

Other financial liabilities	6,820,148	6,515,238
Accounts payable	471,193	491,762
Other provisions	697,957	623,846
Deferred tax liabilities	344,726	312,677
Employee benefits	177,652	167,427
Other non-financial liabilities	26,109	140,244
Total non-current liabilities	8,537,785	8,251,194
Total liabilities	15,890,890	14,542,036

Share capital	5,003,534	5,003,534
Retained earnings/(losses)	1,831,277	1,148,291
Treasury Shares	(585,424)	—
Other equity	39	39
Other reserves	(5,146,636)	(5,428,597)
Parent’s ownership interest	1,102,790	723,267
Non-controlling interest	(8,444)	(11,938)
Total equity	1,094,346	711,329
Total liabilities and equity	16,985,236	15,253,365

3Q 2025 Results

LATAM Airlines Group S.A.
Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of September 30,	As of September 30,
	2025	2024

Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services	11,183,312	10,391,652
Other cash receipts from operating activities	142,209	169,606

Payments for operating activities
Payments to suppliers for the supply goods and services	(7,035,121)	(7,273,494)
Payments to and on behalf of employees	(1,322,422)	(973,996)
Other payments for operating activities	(303,582)	(242,328)
Income taxes (paid)	(82,298)	(35,780)
Other cash inflows (outflows)	(53,430)	79,600

Net cash (outflow) inflow from operating activities	2,528,668	2,115,260

Cash flows from investing activities
Amounts raised from sale of property, plant and equipment	27,031	77,438
Purchases of property, plant and equipment	(1,278,035)	(780,007)
Purchases of intangible assets	(75,784)	(60,070)
Interest received	93,635	87,772
Other cash inflows (outflows)	55,018	34,469

Net cash (outflow) inflow from investing activities	(1,178,135)	(640,398)

Cash flows inflow (out flow) from financing activities
Payments to acquire or redeem the entity's shares	(584,837)	—
Amounts raised from long-term loans	1,235,140	—
Loans repayments	(886,989)	(184,372)
Payments of lease liabilities	(325,995)	(244,159)
Dividends paid	(293,396)	(174,838)
Interest paid	(423,401)	(492,532)
Other cash (outflows) inflows	(91,520)	(17,777)

Net cash inflow (outflow) from financing activities	(1,370,998)	(1,113,678)

Net (decrease) increase in cash and cash equivalents before effect of exchanges rate change	(20,465)	361,184
Effects of variation in the exchange rate on cash and cash equivalents	78,698	(65,740)
Net (decrease) increase in cash and cash equivalents	58,233	295,444

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	1,957,788	1,714,761

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	2,016,021	2,010,205

3Q 2025 Results

LATAM Airlines Group S.A.
Adjusted Free Cash Flow (in thousands of US Dollars)

Adjusted Free Cash Flow	For the three month period ended September 30,		For the nine month period ended September 30,
	2025	2024	2025	2024

Adjusted EBITDAR	1,149,657	827,852	2,961,848	2,241,963

Changes in working capital	(83,808)	(7,713)	(230,338)	95,301
Cash taxes	(44,574)	(6,408)	(82,298)	(35,780)
Operating lease payments	(200,194)	(185,253)	(545,992)	(459,245)
Interest Income	37,873	29,756	93,635	87,772
Adj. Operating cash flow	858,955	658,233	2,196,855	1,930,011

Maintenance CapEx	(236,683)	(159,053)	(546,733)	(401,009)
CapEx for growth & Fleet CapEx Net of Financing	(145,426)	(270,570)	(430,592)	(594,619)
Adj. Investment cash flow *	(382,109)	(429,623)	(977,325)	(995,628)

Adj. Unlevered FCF	476,846	228,610	1,219,530	934,383
Interest on financial debt	(29,010)	(49,941)	(146,507)	(227,329)
Interest on finance leases	(23,393)	(16,807)	(56,897)	(53,321)
Adj. Levered FCF	424,443	161,862	1,016,126	653,733

Finance lease amortization	(62,024)	(38,299)	(186,989)	(168,350)
Non-Fleet Financial debt net amortization	90,120	(2,750)	90,120	(16,022)
Dividends paid	—	—	(293,396)	(174,838)
Other (Incl. Asset Sale, Fx and others)	(72,236)	36,033	17,209	921
Share repurchases	(432,840)	—	(584,837)	—
Adj. Financing & Others cash flow	(529,383)	(71,764)	(1,161,297)	(638,939)
Change in cash	(52,537)	156,846	58,233	295,444

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	2,068,558	1,853,359	1,957,788	1,714,761
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	2,016,021	2,010,205	2,016,021	2,010,205

Fleet Cash Cost	(274,833)	(233,478)	(758,914)	(662,923)

*Adjusted Investment cash flow is equivalent to total CapEx net of financing. A reconciliation table can be found on page 18.

Notes:

1) Adjusted EBITDAR includes adjustments to add back the effect of other gains and losses, variable Aircraft Rental expenses (non-cash P&L effect), employee compensation associated with the Corporate Incentive Plan, foreign exchange gains and results of indexation units.
2) Operating lease payments include variable Aircraft Rentals (Pay by the Hour “PBH”) and Operational Leases under IFRS 16 including amortization and interest (both fleet and non-fleet).
3) Maintenance CapEx primarily includes engine shop visits, aircraft c-checks and restocking of parts for existing operation, as well as CapEx associated with fleet projects that do not contribute additional capacity to the group's operations or add new features to the existing offered product.
4) Growth & Fleet CapEx (net of financing) includes CapEx associated with additional spare parts and engines, engine shop visits, aircraft c-checks and restocking of parts for additional operation, PDPs, fleet projects that contribute additional capacity or new features to the existing offered product and certain other strategic projects that add value, and fleet arrivals net of their financing.
5) Fleet Cash cost includes Finance lease amortization, interest on finance leases and operating lease payments (Excluding Non-fleet lease liabilities). Calculation can be found on page 18.

3Q 2025 Results

LATAM Airlines Group S.A.
Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of September 30,	As of December 31,
	2025	2024

Total Assets	16,985,236	15,253,365
Total Liabilities	15,890,890	14,542,036
Total Equity*	1,094,346	711,329
Total Liabilities and Shareholders equity	16,985,236	15,253,365

Fleet lease liabilities	3,134,081	3,174,760
Fleet financial debt	1,609,344	1,188,771
Total Fleet Debt	4,743,425	4,363,531
Total Non-Fleet Debt (includes non-fleet lease liabilities and non-fleet financial debt)	2,861,778	2,786,920
Total Gross Debt	7,605,203	7,150,451
Cash, cash equivalents and liquid investments	(2,016,021)	(1,957,788)
Total Net Debt	5,589,182	5,192,663
*Includes non-controlling interest.

LATAM Airlines Group S.A.
Main Financial Ratios

	As of September 30,	As of December 31,
	2025	2024

Cash, cash equivalents and liquid investments	2,016,021	1,957,788
Revolving Credit Facilities (RCF)	1,575,000	1,575,000
Liquidity (US$ thousands)	3,591,021	3,532,788
Liquidity as % of LTM revenues	25.8%	27.1%

Gross Debt (US$ thousands)	7,605,203	7,150,451
Gross Debt / Adjusted EBITDAR (LTM)	2.0x	2.3x

Net Debt (US$ thousands)	5,589,182	5,192,663
Net Debt / Adjusted EBITDAR (LTM)	1.5x	1.7x

Note: Adjusted EBITDAR (LTM) refers to Adjusted EBITDAR (Last Twelve Months) (US$ thousands). For the ratios as of September 30, 2025, and December 31, 2024, it is calculated using the last twelve months as of September 30, 2025 (US$3,827,763) and the full twelve months in 2024 (US$3,107,878).

3Q 2025 Results

LATAM Airlines Group S.A.
Consolidated Fleet

	As of September 30, 2025
	Aircraft on Property, Plant & Equipment	Aircraft on Right of Use under IFRS16	Total

Passenger Aircraft
Boeing 767-300ER	9	—	9
Boeing 777-300ER	10	—	10
Boeing 787-8	6	4	10
Boeing 787-9	2	25	27
Airbus A319-100	11	28	39
Airbus A320-200	88	47	135
Airbus A320-Neo	6	40	46
Airbus A321-200	32	17	49
Airbus A321-Neo	1	14	15
TOTAL	165	175	340

Short-term leases
Airbus A330-200	—	3	3
TOTAL	—	3	3

Cargo Aircraft
Boeing 767-300F	19	1	20
TOTAL	19	1	20

TOTAL FLEET	184	179	363

Note: This table includes 1 Boeing 767-300F that was reclassified from Property, Plant and Equipment to Assets Held for Sale.

3Q 2025 Results

LATAM Airlines Group S.A.
Reconciliation of Reported Amounts to Non-GAAP Items (in thousands of US Dollars)

LATAM Airlines Group S.A. ("LATAM" or "the Company") prepares its financial statements under “International Financial Reporting Standards” (“IFRS”) as issued by the IASB, however, for ease of presentation and comparison, the Income Statement in this report is presented in an Adapted by Nature Format. On some occasions, adjustments to these Income Statement figures are made for Special Items. These adjustments to include or exclude special items allows management an additional tool to understand and analyze its core operating performance and allow for more meaningful comparison in the industry. Therefore, LATAM believes these non-GAAP financial measures, derived from the consolidated financial statements but not presented in accordance with IFRS, may provide useful information to investors and others. In this table, you can find a reconciliation of the IFRS and the Adapted by Nature Format as LATAM reports its Income Statement in this earnings release for ease of comparison and further disclosure, as well as the adjustments made for Special Items.

These non-GAAP items may not be comparable to similarly titled non-GAAP items of other companies and should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. The tables below show these reconciliations:

	For the three month period ended September 30,			For the nine month period ended September 30,
	2025	2024	% Change	2025	2024	% Change

Cost of sales	(2,621,241)	(2,407,892)	8.9%	(7,387,453)	(7,148,199)	3.3%
Distribution costs	(155,757)	(160,496)	(3.0%)	(419,786)	(461,880)	(9.1%)
Administrative expenses	(225,729)	(198,467)	13.7%	(623,648)	(579,614)	7.6%
Other expenses	(162,421)	(76,021)	113.7%	(452,609)	(306,571)	47.6%
Other gains/(losses)	(2,004)	(8,590)	(76.7%)	16,579	(51,717)	(132.1%)
TOTAL OPERATING EXPENSES	(3,167,152)	(2,851,466)	11.1%	(8,866,917)	(8,547,981)	3.7%
Other gains/(losses)	2,004	8,590	(76.7%)	(16,579)	51,717	(132.1%)
Adjustments for Corporate Incentive Plan	6,630	15,060	(56.0%)	31,372	51,455	(39.0%)
Aircraft rentals expense	—	960	(100.0%)	—	3,204	(100.0%)
ADJUSTED TOTAL OPERATING EXPENSES	(3,158,518)	(2,826,856)	11.7%	(8,852,124)	(8,441,605)	4.9%

TOTAL OPERATING EXPENSES	(3,167,152)	(2,851,466)	11.1%	(8,866,917)	(8,547,981)	3.7%
Aircraft fuel expenses	975,560	1,023,159	(4.7%)	2,836,326	3,039,985	(6.7%)
Operating Expenses (Ex-Fuel)	(2,191,592)	(1,828,307)	19.9%	(6,030,591)	(5,507,996)	9.5%
ASKs (millions)	44,517	40,711	9.3%	126,637	116,909	8.3%
CASK (Ex-Fuel)	(4.9)	(4.5)	9.6%	(4.8)	(4.7)	1.1%

ADJUSTED TOTAL OPERATING EXPENSES	(3,158,518)	(2,826,856)	11.7%	(8,852,124)	(8,441,605)	4.9%
Aircraft fuel expenses	975,560	1,023,159	(4.7%)	2,836,326	3,039,985	(6.7%)
Adjusted Operating Expenses (Ex-Fuel)	(2,182,958)	(1,803,697)	21.0%	(6,015,798)	(5,401,620)	11.4%
ASKs (millions)	44,517	40,711	9.3%	126,637	116,909	8.3%
ADJUSTED CASK Ex-Fuel (US$ cents)	(4.9)	(4.4)	10.7%	(4.8)	(4.6)	2.8%

Operating lease payments	(200,194)	(185,253)	8.1%	(545,992)	(459,245)	18.9%
Interest on finance leases	(23,393)	(16,807)	39.2%	(56,897)	(53,321)	6.7%
Finance lease amortization	(62,024)	(38,299)	61.9%	(186,989)	(168,350)	11.1%
Non-fleet lease liabilities	10,081	6,881	46.5%	30,964	17,993	72.1%
FLEET CASH COSTS	(275,529)	(233,478)	18.0%	(758,914)	(662,923)	14.5%

NET INCOME/(LOSS)	380,899	302,513	25.9%	979,337	707,757	38.4%
Income Taxes	70,054	(27,949)	(350.6%)	89,140	(1,920)	(4742.7%)
Interest Expense	256,915	194,731	31.9%	563,964	575,562	(2.0%)
Interest Income	(40,324)	(46,170)	(12.7%)	(100,357)	(108,701)	(7.7%)
Depreciation and Amortization	451,876	367,426	23.0%	1,268,030	1,045,036	21.3%
EBITDA	1,119,420	790,551	41.6%	2,800,114	2,217,734	26.3%
Aircraft rentals expense	—	960	(100.0%)	—	3,204	(100.0%)
EBITDAR	1,119,420	791,511	41.4%	2,800,114	2,220,938	26.1%
Other gains/(losses)	2,004	8,590	(76.7%)	(16,579)	51,717	(132.1%)
Foreign exchange gains/(losses)	20,547	19,613	n.m	146,595	(67,469)	n.m
Results of indexation units	1,056	(6,922)	(115.3%)	346	(14,678)	(102.4%)
Adjustments for Corporate Incentive Plan	6,630	15,060	(56.0%)	31,372	51,455	(39.0%)
ADJUSTED EBITDAR	1,149,657	827,852	38.9%	2,961,848	2,241,963	32.1%

3Q 2025 Results

	For the three month period ended September 30,			For the nine month period ended September 30,
	2025	2024	% Change	2025	2024	% Change

Purchases of property, plant and equipment	(343,985)	(352,245)	(2.3)%	(1,278,035)	(780,007)	63.8%
Purchases of intangible assets	(27,848)	(25,030)	11.3%	(75,784)	(60,070)	26.2%
Reconciled by:
Leased Maintenance Capitalizations	(33,579)	(52,348)	(35.9%)	(120,544)	(183,020)	(34.1)%
Capital raised for fleet related financing	—	—	n.m	445,020	—	n.m
Financing of Pre delivery payments	—	—	n.m	—	—	n.m
Recoveries of credits and Guarantee deposit received from assets*	23,303	—	n.m	52,018	27,469	89.4%
Insurance recovery	—	—	n.m	—	—	n.m
TOTAL CAPEX NET OF FINANCING	(382,109)	(429,623)	(11.1%)	(977,325)	(995,628)	(1.8%)

*For the nine month period ended September 30, 2024, excludes US$7 million related to advanced payments arising from the sale of assets in the period. For the three-month period and nine month period ended September 30, 2025, excludes US$3 million related to the same purposes.